Exhibit 99.4

Ernst & Young LLP	Phone: 403 290-4100
Chartered Accountants	Fax: 403 290-4265
Ernst & Young Tower
1000 440 2 Avenue SW
Calgary AB Canada T2P 5E9

Consent of Independent Registered Public Accounting Firm

We consent to use of our reports dated February 15, 2006 with respect to the consolidated financial statements of NOVA Chemicals Corporation for the years ended December 31, 2005, 2004 and 2003, NOVA Chemicals Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in an exhibit to the Annual Report (Form 40-F) for 2005, filed with the Securities and Exchange Commission.

We consent to the incorporation by reference in the following Registration Statements:

(1)          Registration Statement (Form S-8 No. 333-101793) pertaining to the Employee Savings and Profit Sharing Plan for Canadian Employees, the Director Share Unit Plan, the Deferred Share Unit Plan for Key Employees, the Deferred Share Unit Plan for US Key Employees and the Deferred Share Unit Plan for Non-Employee Directors of NOVA Chemicals Corporation, and the Employee Savings and Profit Sharing Plan for US Employees, the US Savings and Profit Sharing Restoration Plan and the Capital Accumulation Plan of NOVA Chemicals Inc.

(2)          Registration Statements (Form S-8 Nos. 33-47673, 333-520, 333-9076 and 333-12910) pertaining to the Employee Incentive Stock Option Plan (1982) of NOVA Chemicals Corporation

(3)          Registration Statement (Form S-8 No. 333-9078) pertaining to the Employee Savings and Profit Sharing Plan for Canadian Employees of NOVA Chemicals Corporation

(4)          Registration Statement (Form S-8 No. 33-86218) pertaining to the Employee Savings and Profit Sharing Plan for NOVA Chemicals Inc. (formerly Polysar Incorporated)

(5)          Registration Statement (Form S-8 No. 33-77308) pertaining to the Director Share Purchase Plan of NOVA Chemicals Corporation

(6)          Registration Statement (Form S-8 No. 333-11280) pertaining to the Beaver Valley Hourly Plan of NOVA Chemicals Corporation

(7)          Registration Statement (Form S-8 No. 333-109424) pertaining to the Restricted Stock Unit Plan of NOVA Chemicals Corporation

of our reports dated February 15, 2006 with respect to the consolidated financial statements of NOVA Chemicals Corporation for the years ended December 31, 2005, 2004 and 2003, NOVA Chemicals Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in the Annual Report (Form 40-F) for the year ended December 31, 2005.

Calgary, Canada
March 1, 2006	Chartered Accountants